

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

<u>Via U.S. Mail and facsimile</u>

Mr. Gennady Fedosov, President
    Secretary and Treasurer
Global GSM Solutions, Inc.
204 West Spear Street
Carson City, NV   89703

RE : Global GSM Solutions, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 8, 2010
    File No. 333-165929

Dear Mr. Fedosov:

   We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus cover page</u>

1. We note that you have included the "Subject to Completion" legend we requested in prior comment 2, however, the legend appears on the facing page of the registration statement itself, rather than on the cover page of the prospectus that investors will receive. Please revise to place the legend on the prospectus cover page rather than the registration statement facing page.

Financial Statements, page 34

2. Please include interim financial statements for the period ended April 30, 2010.
    Please similarly update your financial information throughout the filing. See Rule
    8-08 of Regulation S-X.

Exhibit 23.1

3. You have incorporated by reference the previously filed consent from Silberstein
    Ungar, PLLC. However, that consent refers to the Form S-1/A#1. As such,
    please obtain a new consent from Silberstein Ungar and include with your next
    amendment.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosure they have made.

    Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, does not foreclose the Commission from taking
  any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and

- the company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or
  any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the

above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Gordon, Staff Accountant at (202)551-3866 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements, and related matters. Please contact, Dorine H. Miller, Financial Analyst, at (202)551-3711 or me at (202)551-3765 with any other questions.

                Sincerely,

                Pamela A. Long
                Assistant Director